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mbenjamin@shearman.com 212.848.7658 (Direct) 646.848.7658 (Fax)	December 3, 2013

Via Email and EDGAR Correspondence Filing

Ms. Mara L. Ransom, Assistant Director

Ms. Jacqueline Kaufman, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Tops Holding II Corporation

Tops Holding LLC

Tops Markets, LLC

Tops Markets II Corporation

Registration Statement on Form S-4

(File No. 333-191029)

Responses to SEC Comments to Form S-4/A filed October 15, 2013

Dear Ms. Ransom:

On behalf of Tops MBO Corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated November 5, 2013, relating to Amendment No. 1 to the registration statement on Form S-4/A (File No. 333-191029) of Tops Holding II Corporation, Tops Holding LLC, Tops Markets, LLC and Tops Markets II Corporation (collectively, the “Issuers” or “we”) filed on October 15, 2013 (“Amendment No. 1”). Each Staff comment has been repeated below, for your convenience, and is followed by the Issuers’ response to that comment.

This letter should be read in conjunction with Amendment No. 2 to the registration statement on Form S-4/A (“Amendment No. 2”), which the Issuers filed with the Commission on

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Ms. Mara L. Ransom	December 3, 2013

December 3, 2013. In this letter, all page references set forth in the Issuers’ responses to the Staff’s comments refer to page numbers in Amendment No. 2. To assist the Staff, we are delivering a copy of this letter and a comparison draft showing the changes made in Amendment No. 2 as compared to Amendment No. 1.

General

1.	We note your response to comment one in our letter dated October 4, 2013. It does not appear that you filed a supplemental letter with respect to the Exchange Notes due 2017. Please file the letter or advise.

Response: In response to this comment and the Staff’s comment in 5. below, we have revised the supplemental letters for both the Exchange Notes due 2017 and the Exchange Notes due 2018 and filed these supplemental letters contemporaneously with Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Recent Events Affecting Our Results of Operations and the Comparability of Reported Results of Operations, page 40

2.	We note your response to comment eight in our letter dated October 4, 2013. With a view to understanding the comparability of your Reported Results of Operations, here or in an appropriate place in your prospectus, please revise to disclose whether you anticipate paying any additional dividends in the future. In this regard, we note the restrictions upon dividends payments you have disclosed elsewhere.

Response: In response to this comment, we have revised the disclosure on page 54 of Amendment No. 2 to clarify that we do not expect to make dividends of significant size in the near future, however, subject to complying with contractual and legal requirements, we may pay dividends from Tops Markets LLC to its parent company from time to time to provide funds for payments on loans, although we are under no obligation to do so.

Executive Officers and Directors, page 61

3.	We note your response to comment 15 in our letter dated October 4, 2013. However, we also note your disclosure on page 74 that “MSPE is permitted to designate all of the members of the Board of Directors of Tops Holding LLC” and that Messrs. Mathews, Fry, and Kanter are employed by MSPE. Please advise or describe briefly any arrangement or understanding between any of your directors and any other person(s) (naming such person(s)) pursuant to which he or she was selected as a director. Refer to Item 19(a)(7)(i) of Form S-4 and Item 401(a) of Regulation S-K.

Response: As a consequence of the Management Purchase disclosed in Amendment No. 2, MSPE’s rights to designate any members of our Board of Directors have terminated. Our new Board of Directors is discussed in “Management” beginning on page 68 of

Ms. Mara L. Ransom	December 3, 2013

Amendment No. 2. We hereby confirm that there are no arrangements or understandings to be disclosed pursuant to Item 19(a)(7)(i) of Form S-4 or Item 401(a) of Regulation S-K.

Description of the Exchange Notes due 2017, page 86

4.	We note your response to comment 21 in our letter dated October 4, 2013. As proposed in your response, please file in a pre-effective amendment your supplemental indenture to the Indenture to expressly eliminate the ability to release the guarantee of Tops Holding II Corporation in the circumstances described in Section 13.06(4) of the Indenture.

Response: In response to this comment, we have filed our Fourth Supplemental Indenture as exhibit 4.11 to Amendment No. 2, which expressly eliminates the ability to release the guarantee of Tops Holding II Corporation in the circumstances described in Section 13.06(4) of the Indenture.

Supplemental Letter dated October 15, 2013

5.	Please revise your letter to confirm that you will make each person participating in the exchange offer aware that any person who uses the exchange offer to participate in a distribution of the exchange notes cannot rely on the Commission’s position in the no-action letters referenced in your supplemental letter or similar interpretive and no action letters.

Response: We have revised the supplemental letters for both the Exchange Notes due 2017 and the Exchange Notes due 2018 in accordance with this comment. We have filed these revised supplemental letters contemporaneously with Amendment No. 2.

*     *     *

Ms. Mara L. Ransom	December 3, 2013

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (415) 616-1264.

Very truly yours,

/s/ Michael W. Benjamin

Michael W. Benjamin

cc:	Jason Niethamer
Jennifer Thompson
Jacqueline Kaufman
(U.S. Securities and Exchange Commission)

William R. Mills, Senior Vice President, Chief Financial Officer

Lynne A. Burgess, Senior Vice President, General Counsel & Secretary